Mail 3561
                                                               September 11,
2018


   Scott J. Lynn
   Chief Executive Officer
   Masterworks 002, LLC
   Spring Lane, 6 St.
   Johns Lane 7th Floor
   New York, New York 10013

            Re:   Masterworks 002, LLC
                  Offering Statement on Form 1-A
                  Filed August 15, 2018
                  File No. 024-10884

   Dear Mr. Lynn:

          We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

   General

       1. In every instance where you reference your intent to record ownership and effectuate transfers on the Ethereum blockchain, please ensure that you characterize it as a future intent to do so, if true, and clarify that your current method of recording ownership and effectuate transfers will be via book entry. In this regard, you disclosure under the heading "Ethereum Blockchain" on page 34 appears to suggest that your intent is to effectuate such transfers on the Ethereum blockchain in the future.

       2. Your Q&A that discusses your intended use of the proceeds of the offering states that you will use the proceeds you receive from this offering plus any unsold Class A shares to purchase the painting. Given that your offering has no minimum and there is a risk that you will raise far less than the maximum amount you seek to raise, please confirm, if true, that you will purchase the painting even under such circumstances. If there are any circumstances in which you will not purchase the painting, please revise to discuss them.
 Scott J. Lynn
Masterworks 002, LLC
September 11, 2018
Page 2

   3. You indicate that you are offering up to 171,588 of your Class A shares for $21.05 per share. It appears this will result in maximum proceeds of $3,611,927, which is $448 less than the amount currently disclosed of $3,612,375. Please revise the number of shares being offered, the price per share, or the maximum offering amount as needed for consistency.

   4. You indicate that you will conduct a private placement to offer up to 171,588 of your
      Class A shares for $18.95 per share. It appears this will result in maximum proceeds of
      $3,251,593, which is $456 more than the amount currently disclosed of $3,251,137.
      Please revise the number of shares being offered in your private placement, the price per share, or the maximum offering amount as needed for consistency.

Summary

The Painting, page 8

   5. Please tell us why you believe it is meaningful or relevant to disclose that the fair market value of the painting was appraised at $8.5 million on June 19, 2018 and to file such appraisal as an exhibit given that it sold at public auction the following day for only $6.2 million. It is unclear to us that the hypothetical sale price represented by the appraisal is meaningful to investors in this offering given that an actual sale price was determined a short time later and was significantly lower. If you continue to believe your current disclosure regarding the appraisal is meaningful, please revise your disclosure to better explain what the appraisal amount represents and how you were able to purchase the painting one day later at a price significantly below the appraisal amount so that investors do not place undue emphasis on the appraisal amount.

Merger, page 9

   6. We note that your subsidiary will merge with 6461230 LLC and you will succeed to its assets, which consists of the Painting. However, it appears that the closing of the sale of the Painting purchased by 6461230 LLC, will not occur until September 2018. Please clarify the conditions that need to be met for closing to occur and discuss any potential risks to investors if the closing does not occur prior to the merger.

Private Placement, page 10

   7. We note your disclosure that the Private Placement and this offering are "mutually conditioned on the closing of the other." Yet you also state that you "will not accept any subscriptions in the Private Placement following the commencement of this offering,"
      which suggests that you will close the Private Placement before this offering is qualified.
      Please clarify the expected commencement and closing of each offering and revise to disclose whether investors in this offering will know the level of funds that have been raised in the Private Placement before making their investment decision. Scott J. Lynn
Masterworks 002, LLC
September 11, 2018
Page 3

The Offering, page 14

   8. Please disclose any relationships or formal agreements that you may have with crypto-
      currency exchange service providers that would enable you to accept payments in Bitcoin or Ether. If you intend to accept Bitcoin, Ether or other cryptocurrencies for the purchase of shares in this offering, please explain the payment process. For example, how the conversion of the cryptocurrency to dollars will be accomplished, whether the company will use a specific cryptocurrency exchange and how and when the price in cryptocurrency will be determined and communicated to the purchaser.

Dividend Policy, page 16

   9. Please revise to clarify that there is no assurance that a liquidating distribution will be available at the time the painting is sold.

Risk Factors

It is possible that there will be multiple trading markets established for the Class A Shares..., page, 25

   10. Please revise to clarify your references to "list" to state whether you expect to list your securities on a national securities exchange.

Dilution, page 31

   11. It appears the Total Consideration Percent for New Investors (this Offering) should be
       52.6% and the Total Consideration Percent for New Investors (Private Placement) should be 47.4%. Please revise your disclosure, or if our understanding is not correct, please show us how these amounts are calculated.

Plan of Distribution, page 32

   12. Identify the officers, directors and employees who will make offers of your securities.
       State whether or not such persons will be relying upon Rule 3a4-1 of the Securities
       Exchange Act of 1934 in making offers and, in light of the anticipated offering by
       Masterworks 001, how you satisfy this rule.

Ethereum Blockchain , page 34

   13. We note your disclosure here that the operating agreement permits "the Manager to issue
       ERC20 tokens or other crypto tokens or coins to represent ownership of the Class A shares" and on page 28 that holders will be able to "effect transfers of their Class A shares directly on the Ethereum blockchain." Please describe the anticipated mechanics of these transactions. For example, explain whether shareholders will have to pay a fee
 Scott J. Lynn
Masterworks 002, LLC
September 11, 2018
Page 4

       to obtain the ERC20 tokens from you, how these tokens will be issued, and any cybersecurity risks shareholders could face as a result of holding the ERC20 tokens.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez, Staff Attorney, at 202-551-3792 or me at 202-551-3720 with any other questions.


                                                             Sincerely,

                                                             /s/ Mara L. Ransom

                                                             Mara L. Ransom
                                                             Assistant Director
                                                             Office of Consumer
Products